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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                              WIZTEC SOLUTIONS LTD.
                            (Name of Subject Company)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                                    (Bidders)

                 Ordinary Shares, New Israeli Shekel 1 Par Value

                                   M98105-105
                      (CUSIP Number of Class of Securities)

                             William D. Baskett III
                              Convergys Corporation
                          General Counsel and Secretary
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of Bidder)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

                            CALCULATION OF FILING FEE

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Transaction Valuation*                                      Amount of Filing Fee

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$73,589,850(1)................................................     $14,717.97(2)

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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of all warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable


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                                 SCHEDULE 14D-1

CUSIP No.    M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
         Convergys Corporation
         I.R.S. ID No. 31-1598292

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2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

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3.       SEC Use Only

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4.       Source of Funds
         BK

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         Ohio

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         5,020,721

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]

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9.       Percent of Class Represented by Amount in Row (7)
         68.7%

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10.      Type of Reporting Person
         HC

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


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                                 SCHEDULE 14D-1

CUSIP No. M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above Persons

         Convergys Israel Investments Ltd.
         I.R.S. ID No. Not applicable

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2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

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3.       SEC Use Only

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4.       Source of Funds
         AF

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         State of Israel

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         5,020,721

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]


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9.       Percent of Class Represented by Amount in Row (7)
         68.7%

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10.      Type of Reporting Person
         CO

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



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                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel ("Sub") and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation ("Parent"), to purchase all of the outstanding Ordinary Shares (including shares which may be issued during the course of the Offer as the result of the exercise of options and warrants), New Israeli Shekel 1 par value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company") not already owned by Sub and Parent, at $25.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 2, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

         Sub and Parent are concurrently filing a Rule 13e-3 Transaction Statement (the "Schedule 13E-3") with the Securities and Exchange Commission. The information set forth in the Schedule 13E-3, including all exhibits thereto, is hereby expressly incorporated by reference.

ITEM 1.           SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Wiztec Solutions Ltd., and the address of its principal executive offices is 8 Maskit Street, Herzlia, 46776, Israel. The telephone number of the Company at such location is 972-9-952-6555.

         (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Tender Offer - Section 6: Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (d), (g) This Statement is being filed by the Sub and Parent. The information set forth in the "Introduction" and "The Tender Offer - Section 9:
Certain Information Concerning Parent and Sub" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Sub and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

         (e) and (f) During the last five years, neither the Sub nor Parent nor, to the best knowledge of Sub or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


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ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a) - (b) The information set forth in the "Introduction," "Special Factors - Background to the Offer," "Special Factors - Related Party Transactions," and "The Tender Offer - Section 9: Certain Information Concerning Parent and Sub" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) - (b) The information set forth in the "Introduction" and "The Tender Offer - Section 10: Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

         (a) - (g): The information set forth in the "Introduction," "Special Factors - Purpose of the Offer; Reasons of Parent and Sub for Offer," "Special Factors - Plans for Company After the Offer; Certain Effects of the Offer" and "The Tender Offer - Section 7: Effect of the Offer on the Market for the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) and (b): The information set forth in the "Introduction," "Special Factors - Background to the Offer," "Special Factors - Interests of Certain Persons in Offer," "Special Factors - Beneficial Ownership of Shares" and "The Tender Offer - Section g: Certain Information Concerning Parent and Sub" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         Not Applicable.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in the "Introduction" and "The Tender Offer -
Section 14: Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in the "The Tender Offer - Section 9: Certain Information Concerning Parent and Sub" of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold securities being sought in the Offer.


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ITEM 10. ADDITIONAL INFORMATION

         (a) Not applicable.

         (b) The information set forth in the "The Tender Offer- Section 12:
Certain Conditions of the Offer," and "The Tender Offer - Section 13: Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

         (d) The information set forth in "The Tender Offer - Section 7: Effect of the Offer on the Market for the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in "Special Factors - Certain Litigation" of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. INFORMATION TO BE FILED AS EXHIBITS

         (a)(1) Offer to Purchase, dated July 2, 1999.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.

         (a)(7) W-8 Certificate of Foreign Status.

         (a)(8) Summary Advertisement, dated July 2, 1999.

         (b) 364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent.
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         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 2, 1999                          Convergys Israel Investments Ltd.



                                             By  /s/ William D. Baskett III
                                                 __________________________
                                                 William D. Baskett III
                                                 Vice President


                                             Convergys Corporation



                                             By  /s/ William D. Baskett III
                                                 __________________________
                                                 William D. Baskett III
                                                 General Counsel and Secretary